SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures: Nokia announces plans to transfer Symbian software activities to Accenture; Accenture to provide future smartphone ecosystem services to Nokia

STOCK EXCHANGE RELEASE

April 27, 2011

Nokia announces plans to transfer Symbian software activities to Accenture; Accenture to provide future smartphone ecosystem services to Nokia

Nokia Corporation
Stock exchange release
April 27, 2011 at 11.15 (CET +1)

Espoo, Finland and New York, US — Nokia (NYSE: NOK) and Accenture (NYSE: ACN) today announced plans for a strategic collaboration in which Nokia would outsource its Symbian software activities and transition about 3,000 employees to Accenture. At the same time, Accenture would provide mobility software services to Nokia for future smartphones.

The collaboration, which is subject to final agreement, calls for Accenture to provide Symbian-based software development and support services, with the expected transition of about 3,000 Nokia employees to Accenture. The companies expect completion of the final agreement during summer 2011, and expect the transition of employees by the end of the calendar year 2011. Transitioning employees, located in China, Finland, India, United Kingdom and the United States, will initially work on Symbian software activities for Nokia. Over time, Accenture and Nokia will seek opportunities to retrain and redeploy transitioned employees.

This collaboration also includes plans for Accenture to provide mobility software, business and operational services around the Windows Phone platform to Nokia and other ecosystem participants. Under the proposed agreement, Accenture would become a preferred partner for Nokia’s smartphone development activities, as well as a preferred provider of services.

“Mobility is a key area for Accenture,” said Marty Cole, chief executive, Accenture Communications and High Tech group. “This collaboration with Nokia will enhance our ability to help clients across multiple industries leverage mobility to advance their business agendas. It is a real win-win for Accenture and Nokia”.

“This collaboration demonstrates our ongoing commitment to enhance our Symbian offering and serve our smartphone customers,” said Jo Harlow, executive vice president for Smart Devices, Nokia.  “As we move our primary smartphone platform to Windows Phone, this transition of skilled talent to Accenture shows our commitment to provide our Symbian employees with potential new career opportunities.”

Accenture and Nokia have been working together since 1994. In October 2009, Accenture acquired Nokia’s professional services unit that provides engineering and support of the Symbian operating system to mobile device manufacturers and service providers, and which then served as a key building block in Accenture’s Mobility services portfolio.

About Accenture

Accenture is a global management consulting, technology services and outsourcing company, with more than 215,000 people serving clients in more than 120 countries.  Combining unparalleled experience, comprehensive capabilities across all industries and business functions, and extensive research on the world’s most successful companies, Accenture collaborates with clients to help them become high-performance businesses and governments.  The company generated net revenues of USD21.6 billion for the fiscal year ended Aug. 31, 2010.  Its home page is www.accenture.com.

Accenture is focused on enabling its clients to achieve breakthrough growth throughout the rapidly changing mobile ecosystem.  The Accenture Mobility Services group offers five mobility services including consulting, software services—applications, software services—devices and platforms, managed services, and business integration services. These are designed to help organizations embrace business to employee (B2E), business to consumer (B2C), business to business (B2B) and machine to machine (M2M) business opportunities.  Accenture offers mobility and embedded software services across a wide range of industries and platforms, including Symbian, WinMo (Microsoft Windows® Mobile), Windows Phone, Android™, Blackberry®, iPhone®, Java™, Linux, Meego™.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

Disclaimer

Accenture and Nokia have entered into a non-binding Letter of Intent.  The planned partnership remains subject to negotiations and execution of the definitive agreements by the parties and there can be no assurances that the definitive agreements would be entered into.

FORWARD-LOOKING STATEMENTS

Except for the historical information and discussions contained herein, statements in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, A) the plans for a strategic collaboration between Nokia and Accenture and the related proposed agreement and its terms (referred to below as the “transaction”); B) the timing and expected benefits of the planned transaction, including expected operational and financial benefits of the transaction to either of the parties or their employees, C) the plan to seek opportunities to retrain and redeploy employees being transitioned and D) any statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions These statements are not guarantees of future performance and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied.  Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.  Risks, uncertainties and other factors that might cause actual results to differ from those expressed or implied include, but are not limited to risks that: 1) Accenture and Nokia will not be able to agree on definitive documentation for the strategic collaboration or close the planned transaction in the time period anticipated, or at all; 2) the planned transaction might not achieve the anticipated benefits for Accenture or for Nokia or the employees being transitioned to Accenture, including the plans to seek opportunities to retrain and redeploy these employees; 3) Accenture’s results of operations could be negatively affected if Accenture cannot expand and develop its services and solutions in response to changes in technology and client demand; 4) Nokia’s results of operations could be negatively affected if Nokia cannot continue to serve its Symbian customers in the same or in an improved manner than before the planned transaction; 5) Nokia’s results of operations could be negatively affected if it was not able to maintain the viability of its current Symbian smartphone platform, including but not limited to the targeted levels of sale of Symbian products; 6) Accenture’s growth and ability to compete may be adversely affected if Accenture cannot attract, retain and motivate employees or efficiently utilize their skills, including those personnel currently employed by the Nokia unit; 7) the risks, uncertainties and other factors discussed under the “Risk Factors” heading in Accenture’s most recent annual report on Form 10-K and other documents filed with or furnished to the Securities and Exchange Commission as well as 8) the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.”  Statements in this press release speak only as of the date they were made. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect (including, without limitation, assumptions regarding the number of transitioned employees likely to be redeployed and the financial assumptions underlying the structure and economic terms of the transaction) also could cause actual results to differ materially from those in the forward-looking statements.  Accenture or Nokia undertakes no duty to publicly update or revise any forward-looking statements made in this news release or to conform such statements to new information, future events, actual results or changes in Accenture’s or Nokia’s expectations, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Accenture
Press Office
Tel. +358 2057 26049
Email: pressoffice.fi@accenture.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel